combining Lang Michener LLP and McMillan LLP

Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Daniel D. Dex (604) 691-6839 (604) 893-7623 daniel.dex@mcmillan.ca 57539-17 June 14, 2011

Via EDGAR correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:          Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:      Strategic American Oil Corporation
            Form 10-K for the Fiscal Year Ended July 31, 2010
            Filed November 15, 2010

            Form 10-Q for the Fiscal Quarter Ended January 31, 2011
            Filed March 21, 2011
            File No. 000-53313

            We write on behalf of Strategic American Oil Corporation (the "Company") to acknowledge the Company's receipt of the Staff's letter of May 19, 2011 (the "Comment Letter") signed by Karl Hiller, Branch Chief of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission"), regarding the above-referenced 10-K and 10-Q filings by the Company. The Comment Letter requested that the Company provide a response to the Comment Letter within ten (10) business days or advise the Commission when the Company will provide the requested response.

            The Company is actively working on its response to the Comment Letter in consultation with its independent registered accountant and McMillan LLP and anticipates that it will be able to provide a response by Wednesday, June 22, 2011.

            In the meantime, please feel free to contact the undersigned at (604) 691-6839 should you have any questions or concerns.

Yours very truly,

/s/ Daniel D. Dex

Daniel D. Dex
for McMillan LLP

cc:        Strategic American Oil Corporation

McMillan LLP ½ Royal Centre, 1055 W. Georgia St., Suite 1500, PO Box 11117, Vancouver, BC, Canada V6E 4N7 ½ t 604.689.9111 ½ f 604.685.7084
Lawyers ½ Patent & Trade-mark Agents ½ Avocats ½ Agents de brevets et de marques de commerce
Vancouver ½ Calgary ½ Toronto ½ Ottawa ½ Montréal ½ Hong Kong ½ mcmillan.ca